Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

December 20, 2013

VIA EDGAR

Ms. Michele Roberts

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Insurance Trust (File Nos. 333-93813 and 811-09761)

Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Ms. Roberts:

The following are responses to the comments that we received from you by telephone on October 22, 2013, regarding Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A for the Direxion VP Indexed Commodity Strategy Fund, Direxion VP Indexed Managed Futures Strategy Fund, Direxion VP Long/Short Global Currency Fund and Direxion Zacks VP MLP High Income Fund (each a “Fund” and collectively the “Funds”), each a series of the Direxion Insurance Trust (the “Trust”), that was filed with the Securities and Exchange Commission (“SEC”) on September 11, 2013. Your comments and the Trust’s corresponding responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Summary Prospectus (All Funds)

1.	In footnote one to each Fund’s “Annual Fund Operating Expenses” table, please consider describing the circumstances under which the Operating Services Agreement may be terminated “at any time by the Board of Trustees”.

The Trust respectfully declines to amend its disclosure in accordance with this comment.

The Trust notes that to include every possible circumstance under which the Funds’ Board of Trustees may approve a termination of the Operating Services Agreement, would not only be cumbersome and lengthy, but would also be counter to the brevity required under [Final Rule Release Nos. 33-8998A; IC-28584A; File No. S7-28-07], Rule 498 of the Securities Act of 1933 and pursuant to the requirements of Form N-1A.

Securities and Exchange Commission

December 20, 2013

Summary Prospectus (Direxion VP Indexed Commodity Strategy Fund)

2.	In the first sentence of the first paragraph in the Fund’s Principal Investment Strategy, please consider whether the phrase “in either direction” is beneficial to the description of the investment strategy. Please either clarify the disclosure or consider removing it.

The Trust notes that the phrase “in either direction” is used to describe trends, either upward or downward, in the movement of the commodities futures market. The Trust has revised the disclosure accordingly.

3.	Please indicate whether the Fund is required to register as a Commodity Pool Operator (“CPO”), and if not, please describe the exemption under which the Fund is operating.

The Trust notes that disclosing whether a fund is required to register as a CPO or operating under an exemption is neither required nor permitted by Form N-1A. The Trust confirms that, upon commencement of operations, the Fund will register as a commodity pool. The Trust also notes, however, that the Fund’s intention to register as a commodity pool will be disclosed in the Funds’ Statement of Additional Information under “Investment Policies and Techniques – Options, Futures and Other Derivative Strategies – General”, and that it will comply with the CFTC’s harmonization requirements.

4.	In the last sentence of the last paragraph in the Fund’s Principal Investment Strategy, please consider describing “where the context permits or requires” in greater detail to clarify the circumstances in which the Subsidiary is excluded.

The Trust has determined to remove that phrase.

Summary Prospectus (Direxion VP Indexed Commodity Strategy Fund and Direxion VP Indexed Managed Futures Strategy Fund)

5.	Please briefly discuss the reasons the Direxion VP Indexed Commodity Strategy Fund and Direxion Indexed Managed Futures Strategy Fund are utilizing a subsidiary. Please also consider clarifying the disclosure in each Fund’s Principal Investment Strategy to describe the types of investments that may be made by a subsidiary and the types of investments that may be made by a Fund. Although this disclosure can be found in the statutory section of the Funds’ Prospectus, the Staff recommends that this disclosure also be presented in each Fund’s Summary Prospectus.

The Trust has incorporated the requested disclosure in each Fund’s Summary Prospectus.

6.	In the “Target Index” section for each Fund, please confirm whether the percentage allocations provided present the most recently available data, otherwise please update accordingly.

The Trust notes that the information was current as of the date of the Funds’ Rule 485A filing. The Trust confirms that the most recently available data has been incorporated.

Securities and Exchange Commission

December 20, 2013

7.	In the “Target Index” section for each Fund, please consider disclosing the significance of the statement, “The Index was created to yield a benchmark value of 1000 on January 1, 2000.”

The Trust notes that the purpose of each statement was to note the length of time each Index has been in existence.

Prospectus (Comments Related to the Direxion VP Indexed Commodity Strategy Fund and Direxion VP Indexed Managed Futures Strategy Fund’s Subsidiary)

8.	Please confirm whether the Board of Directors of each Fund’s Subsidiary will be signatories to each of the Fund’s Post-Effective Amendments (“PEAs”).

The Trust confirms that the Board of Directors of each Fund’s Subsidiary will be signatories to each of the Funds’ PEAs.

9.	Please confirm whether each Subsidiary’s financial statements will be audited and filed with any regulatory body, including the SEC.

Each Subsidiary’s financial statements will be audited. Each Subsidiary’s audited financial statements will be included in its respective Fund’s annual report and each Subsidiary’s unaudited financial statements will be included in its respective Fund’s semi-annual report, both of which are filed with the SEC on Form N-CSR.

10.	Does each Subsidiary comply with:

(a) Section 8 of the Investment Company Act of 1940, as amended (“1940 Act”) with respect to investment policies and restrictions?

Yes. The Adviser’s advisory agreement with the each Subsidiary requires that the Subsidiary is managed in accordance with the investment objectives and policies set forth in the applicable Fund’s prospectus and statement of additional information (“SAI”).

(b) Section 17 with respect to transactions with affiliated persons and custody?

Yes. The Adviser’s advisory agreement with each Subsidiary prohibits it from engaging in affiliated transactions on behalf of the Subsidiary. In addition, each Subsidiary uses the same custodian as used by the Trust which is an eligible custodian under Section 17(f).

(c) Section 18 with respect to capital structure and leverage?

Each Subsidiary will comply with Section 18 and related staff interpretations regarding capital structure and leverage.

Securities and Exchange Commission

December 20, 2013

11.	Please confirm that even though the subsidiary is not a registered investment company, it will nonetheless comply with the fee structure, liquidity, leverage limitations, accounting rules, pricing procedures and other investment restrictions of the 1940 Act, as amended, applicable to the Fund, that the same custodian will hold the assets of the subsidiary and the Fund, and that the same independent registered public accounting firm will audit the subsidiary and the Fund.

The Subsidiary will comply, to the extent applicable, with the same fee structure, liquidity, leverage limitations, accounting rules, pricing procedures and other fundamental and non-fundamental investment restrictions as the Fund. The same custodian will hold the assets of the Fund and the Subsidiary, and the same independent registered public accounting firm will audit the Fund’s and the Subsidiary’s financial statements. The Subsidiary also will enter into agreements with the Adviser and the Fund’s transfer agent and administrator for the provision of services.

12.	Please confirm that all the expenses related to each Subsidiary are included in its respective Fund’s fee table.

The Trust confirms that all of the expenses related to the Subsidiary are included in its respective Fund’s fee table.

13.	Please confirm whether the Subsidiary and its Board of Directors has agreed to the service of process in the United States and has agreed to an inspection of the Subsidiary’s books and records by the SEC Staff.

The Trust confirms that the Subsidiary and it Board of Directors have agreed to receive service of process in the United States and have agreed to an inspection of the Subsidiary’s books and records by the SEC Staff.

Prospectus (Direxion VP Long/Short Global Currency Fund)

14.	Please explain supplementally how the Fund intends to meet its obligations under Section 18 of the 1940 Act.

Section 18(f) of the 1940 Act provides open-end management investment companies, such as the Fund, with a limited ability to engage in leverage. The Fund does not currently intend to engage in the types of leverage explicitly permitted by Section 18(f), however, should it do so in the future, it will amend its disclosure to comply with the terms of that Section.

The Trust notes that the SEC previously provided guidance in Securities Trading Practices of Registered Investment Companies, SEC Rel. No. IC-10666 (Apr. 18, 1979) (“Release 10666”), and as further modified by subsequent staff positions, indicating that certain types of investments or investment techniques, such as using certain derivative instruments, could have the effect of creating a senior security within the meaning of Section 18, unless those securities were “covered” with segregated or earmarked liquid securities in an amount equal to the Fund’s financial exposure, marked to market each day.

Securities and Exchange Commission

December 20, 2013

The Fund further confirms that it will comply with the SEC Staff’s position as enunciated in Release 10666. In particular, the Fund intends to cover credit default swaps, if any, in an amount equal to the total amount of potential repayment liability incurred by the Fund, which will typically be the net notional amount of the credit default swap. The Trust also recognizes that the SEC has issued an interpretive release related to the use of derivative instruments by registered investment companies, and recognizes that the Staff’s positions related to Release 10666 are subject to future change.

15.	Please indicate when, in response to adverse economic, market or other unfavorable conditions, the Fund invests its assets in a temporary defensive manner, that the Fund may not achieve its investment objective.

The Trust has revised the disclosure accordingly.

Prospectus (Direxion Zacks MLP High Income Fund)

16.	In the Fund’s Principal Investment Strategy, please consider including disclosure that corresponds to the “Energy Sector Risk” presented under the “Principal Investment Risk” section.

The Trust notes that the Fund discloses its investments in the energy sector in the last sentence of the second paragraph in the Fund’s Principal Investment Strategy and in the first paragraph under the section “Target Index”. The Trust notes that adding further disclosure would make the Fund’s Principal Investment Strategy more cumbersome and would not align with the Plain English rule set forth under [Final Rule Release Nos. 33-8998A; IC-28584A; File No. S7-28-07].

*        *        *         *

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202) 778-9220 or Nicole Trudeau (202) 778-9189 at K&L Gates LLP.

Sincerely,

Direxion Funds

/s/ Eric W. Falkeis

Name: Eric W. Falkeis
Title: President

cc:	Eric S. Purple, K&L Gates LLP

Angela Brickl, Rafferty Asset Management LLC